STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2015	December 31, 2014
Assets			
Current assets			
Cash		$ 2,603	$ 2,036
Accounts receivable	3	151,816	199,745
Deferred financial assets	15	182,713	215,706
Other current assets		9,827	8,241
		346,959	425,728
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	4	2,559,288	2,632,474
Other capital assets, net	4	20,927	20,591
Property, plant and equipment		2,580,215	2,653,065
Goodwill		640,551	624,390
Deferred income tax asset		488,177	348,117
Deferred financial assets	15	–	30,997
Total Assets		$ 4,055,902	$ 4,082,297
Liabilities			
Current liabilities			
Accounts payable	6	$ 337,537	$ 351,006
Dividends payable		10,309	18,516
Current portion of long-term debt	7	104,430	98,933
Deferred income tax liability		34,495	50,805
Deferred financial credits	15	36,731	10,826
		523,502	530,086
Deferred financial credits	15	–	2,396
Long-term debt	7	1,170,377	1,037,997
Asset retirement obligation	8	295,162	288,692
		1,465,539	1,329,085
Total Liabilities		1,989,041	1,859,171
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: March 31, 2015 – 206 million shares			
December 31, 2014 – 206 million shares	14	3,125,895	3,120,002
Paid-in capital	14	48,554	46,906
Accumulated deficit		(1,379,825)	(1,039,260)
Accumulated other comprehensive income/(loss)		272,237	95,478
		2,066,861	2,223,126
Total Liabilities & Equity		$ 4,055,902	$ 4,082,297
Contingencies	16		

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

Three months ended March 31 (CDN$ thousands) unaudited	Note		2015		2014
Revenues					
Oil and natural gas sales, net of royalties	9	$	204,960	$	407,740
Commodity derivative instruments gain/(loss)	15		50,398		(32,597)
			255,358		375,143
Expenses					
Production taxes			10,813		19,872
Operating			87,727		79,857
Transportation			26,483		22,333
General and administrative	10		32,080		29,123
Depletion, depreciation, amortization and accretion			132,350		132,180
Asset impairment	5		267,611		–
Interest	11		17,033		15,179
Foreign exchange (gain)/loss	12		104,202		1,469
Other expense/(income)			8,612		2,912
			686,911		302,925
Income/(loss) before taxes			(431,553)		72,218
Current income tax expense/(recovery)	13		63		7,678
Deferred income tax expense/(recovery)	13		(138,410)		24,503
Net Income/(loss)		$	(293,206)	$	40,037
Other Comprehensive Income/(loss)					
Changes due to marketable securities (net of tax)					
Unrealized gain/(loss)			–		(145)
Realized (gain)/loss reclassified to net income			–		2,503
Change in cumulative translation adjustment			176,759		45,644
Other Comprehensive Income/(loss)			176,759		48,002
Total Comprehensive Income/(loss)		$	(116,447)	$	88,039
Net income/(loss) per share					
Basic	14	$	(1.42)	$	0.20
Diluted	14	$	(1.42)	$	0.19

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Changes in Shareholders' Equity

Three months ended March 31 (CDN$ thousands) unaudited		2015		2014
Share Capital				
Balance, beginning of year	$	3,120,002	$	3,061,839
Stock Option Plan – cash		2,571		6,138
Share-based compensation – settled		3,095		–
Stock Option Plan – exercised		227		1,012
Stock Dividend Plan		–		12,781
Balance, end of period	$	3,125,895	$	3,081,770
Paid-in Capital				
Balance, beginning of year	$	46,906	$	38,398
Share-based compensation – settled		(3,095)		–
Stock Option Plan – exercised		(227)		(1,012)
Share-based compensation – non-cash		4,970		2,952
Balance, end of period	$	48,554	$	40,338
Accumulated Deficit				
Balance, beginning of year	$	(1,039,260)	$	(1,117,238)
Net income/(loss)		(293,206)		40,037
Dividends		(47,359)		(54,935)
Balance, end of period	$	(1,379,825)	$	(1,132,136)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	95,478	$	(50,697)
Changes due to marketable securities (net of tax)				
Unrealized gain/(loss)		–		(145)
Realized (gain)/loss reclassified to net income		–		2,503
Change in cumulative translation adjustment		176,759		45,644
Balance, end of period	$	272,237	$	(2,695)
Total Shareholders' Equity	$	2,066,861	$	1,987,277

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

Three months ended March 31 (CDN$ thousands) unaudited	Note	2015	2014
Operating Activities			
Net income/(loss)		$ (293,206)	$ 40,037
Non-cash items add/(deduct):			
Depletion, depreciation, amortization and accretion		132,350	132,180
Asset impairment	5	267,611	–
Changes in fair value of derivative instruments	15	87,499	6,809
Deferred income tax expense/(recovery)	13	(138,410)	24,503
Foreign exchange (gain)/loss on debt and working capital	12	88,014	10,987
Share-based compensation	14	4,970	2,952
Amortization of debt issue costs		240	246
Asset divestments (gain)/loss		–	2,798
Derivative settlement of foreign exchange swaps		(39,904)	–
Asset retirement obligation expenditures	8	(3,890)	(4,292)
Changes in non-cash operating working capital	17	25,822	(75,810)
Cash flow from operating activities		131,096	140,410
Financing Activities			
Proceeds from the issuance of shares	14	2,571	6,138
Cash dividends	14	(47,359)	(42,154)
Change in bank credit facility		45,820	(30,570)
Derivative settlement of foreign exchange swaps		39,904	–
Changes in non-cash financing working capital		(8,207)	101
Cash flow from financing activities		32,729	(66,485)
Investing Activities			
Capital and office expenditures		(167,888)	(218,193)
Property and land acquisitions		236	(9,969)
Property dispositions		3,712	117,225
Sale of marketable securities		–	13,300
Changes in non-cash investing working capital		931	24,677
Cash flow from investing activities		(163,009)	(72,960)
Effect of exchange rate changes on cash		(249)	1,782
Change in cash		567	2,747
Cash, beginning of period		2,036	2,990
Cash, end of period		$ 2,603	$ 5,737

See accompanying notes to the Condensed Consolidated Financial Statements

NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on May 7, 2015.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three months ended March 31, 2015, and the 2014 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2014. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2014.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTS RECEIVABLE

($ thousands)	March 31, 2015		December 31, 2014	
Accrued receivables	$	111,005	$	136,949
Accounts receivable – trade		37,113		41,618
Current income tax receivable		6,474		23,900
Allowance for doubtful accounts		(2,776)		(2,722)
Total accounts receivable	$	151,816	$	199,745

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at March 31, 2015 ($ thousands)	Cost		Accumulated Depletion and Depreciation		Net Book Value	
Oil and natural gas properties	$	13,084,358	$	10,525,070	$	2,559,288
Other capital assets		100,057		79,130		20,927
Total PP&E	$	13,184,415	$	10,604,200	$	2,580,215

As at December 31, 2014 ($ thousands)	Cost		Accumulated Depletion and Depreciation		Net Book Value	
Oil and natural gas properties	$	12,478,953	$	9,846,479	$	2,632,474
Other capital assets		97,893		77,302		20,591
Total PP&E	$	12,576,846	$	9,923,781	$	2,653,065

5) ASSET IMPAIRMENT

($ thousands)	Three months ended March 31			
	2015		2014	
Oil and natural gas properties	$	267,611	$	–
Impairment expense	$	267,611	$	–

For the three months ended March 31, 2015 non-cash impairment of $267.6 million was recorded in the United States cost centre due to lower 12-month average trailing crude oil prices. No impairments were recorded to the Canadian cost centre for the same period, and no impairments were recorded in either the United States or Canada cost centre for the period ending March 31, 2014.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from March 31, 2014 through March 31, 2015:

Period	WTI Crude Oil US$/bbl		Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl		U.S. Henry Hub Gas US$/Mcf		AECO Natural Gas Spot CDN$/Mcf
Q1 2015	$	82.73	$ 1.14	$	84.61	$	3.88	$ 3.86
Q4 2014		94.99	1.09		94.84		4.30	4.60
Q3 2014		99.08	1.08		95.97		4.23	4.42
Q2 2014		100.27	1.06		98.28		4.08	4.05
Q1 2014		98.46	1.05		95.45		3.98	3.79

6) ACCOUNTS PAYABLE

($ thousands)	March 31, 2015		December 31, 2014	
Accrued payables	$	246,548	$	239,773
Accounts payable – trade		90,989		111,233
Total accounts payable	$	337,537	$	351,006

7) DEBT

($ thousands)	March 31, 2015		December 31, 2014	
Current:				
Senior notes	$	104,430	$	98,933
		104,430		98,933
Long-term:				
Bank credit facility	$	125,737	$	79,917
Senior notes		1,044,640		958,080
		1,170,377		1,037,997
Total debt	$	1,274,807	$	1,136,930

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $295.2 million at March 31, 2015 compared to $288.7 million at December 31, 2014, based on a total undiscounted liability of $741.8 million and $730.9 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.89% (December 31, 2014 – 5.92%).

($ thousands)	Three months ended March 31, 2015		Year ended December 31, 2014	
Balance, beginning of year	$	288,692	$	291,761
Change in estimates		5,755		4,378
Property acquisition and development activity		492		1,778
Dispositions		(40)		(4,313)
Settlements		(3,890)		(19,409)
Accretion expense		4,153		14,497
Balance, end of period	$	295,162	$	288,692

9) OIL AND NATURAL GAS SALES

	Three months ended March 31			
($ thousands)	2015		2014	
Oil and natural gas sales	$	244,077	$	495,024
Royalties[1]		(39,117)		(87,284)
Oil and natural gas sales, net of royalties	$	204,960	$	407,740

(1)   Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended March 31			
($ thousands)	2015		2014	
General and administrative expense	$	21,435	$	20,529
Share-based compensation expense		10,645		8,594
General and administrative expense	$	32,080	$	29,123

11) INTEREST EXPENSE

	Three months ended March 31			
($ thousands)	2015		2014	
Realized:				
Interest on bank debt and senior notes	$	16,793	$	14,666
Unrealized:				
Cross currency interest rate swap (gain)/loss		–		267
Amortization of debt issue costs		240		246
Interest expense	$	17,033	$	15,179

12) FOREIGN EXCHANGE

($ thousands)	Three months ended March 31	
	2015	2014
Realized:		
Foreign exchange (gain)/loss	$ (35,574)	$ 50
Unrealized:		
Translation of U.S. dollar debt and working capital (gain)/loss	88,014	10,987
Cross currency interest rate swap (gain)/loss	–	(1,245)
Foreign exchange derivatives (gain)/loss	51,762	(8,323)
Foreign exchange (gain)/loss	$ 104,202	$ 1,469

13) INCOME TAXES

($ thousands)	Three months ended March 31	
	2015	2014
Current tax expense/(recovery)		
Canada	$ –	$ (184)
United States	63	7,862
Current tax expense/(recovery)	63	7,678
Deferred tax expense/(recovery)		
Canada	$ (9,263)	$ 1,687
United States	(129,147)	22,816
Deferred tax expense/(recovery)	(138,410)	24,503
Income tax expense/(recovery)	$ (138,347)	$ 32,181

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, foreign rate differentials for foreign operations, statutory and other rate differentials, the reversal or recognition of previously unrecognized deferred tax assets, non-taxable portions of capital gains and losses, and non-deductible share-based compensation.

14) SHAREHOLDERS' EQUITY

a) Share Capital

	Three months ended March 31		Year ended December 31	
	2015		2014	
Authorized unlimited number of common shares **Issued:** (thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	205,732	$ 3,120,002	202,758	$ 3,061,839
Issued for cash:				
Stock Option Plan	189	2,571	1,944	31,350
Non-cash:				
Share-based compensation – settled	258	3,095	–	–
Stock Option Plan – exercised	–	227	–	4,978
Stock Dividend Plan[1]	–	–	1,030	21,835
Balance, end of period	206,179	$ 3,125,895	205,732	$ 3,120,002

(1)   Effective with the October, 2014 dividend, Enerplus suspended the Stock Dividend Plan.

b) Dividends

($ thousands)	Three months ended March 31	
	2015	**2014**
Cash dividends	$ 47,359	$ 42,154
Stock dividends[1]	–	12,781
Dividends to shareholders	$ 47,359	$ 54,935

(1) Effective with the October 2014 dividend Enerplus suspended the Stock Dividend Plan.

c) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended March 31	
	2015	**2014**
Cash:		
Long-term incentive plans expense	$ 7,274	$ 6,864
Non-Cash:		
Share-based compensation	4,970	2,952
Equity swap (gain)/loss	(1,599)	(1,222)
Share-based compensation expense	$ 10,645	$ 8,594

(i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants will continue to be settled in cash.

The following table summarizes the PSU, RSU and Director Share Unit ("DSU") activity for the three months ended March 31, 2015:

For the three months ended March 31, 2015 (thousands of units)	Cash-settled LTI Plans			Equity-settled LTI Plans		
	PSU	**RSU**	**DSU**	**PSU**	**RSU**	**Total**
Balance, beginning of year	406	398	122	510	775	2,211
Granted	–	–	77	907	1,333	2,317
Vested	–	(211)	–	–	(258)	(469)
Forfeited	(10)	(19)	–	(13)	(43)	(85)
Balance, end of period	396	168	199	1,404	1,807	3,974

Cash-settled LTI Plans

For three months ended March 31, 2015 the Company recorded cash share-based compensation expense of $7.3 million (2014 – $6.9 million). For the three months ended March 31, 2015, the Company made cash payments of $5.6 million related to its cash-settled plans (2014 – $11.5 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date, which has been recorded to Accounts Payable on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to cash share-based compensation expense over the remaining vesting terms.

At March 31, 2015 ($ thousands, except for years)	PSU[1]		RSU		DSU		Total
Cumulative recognized share-based compensation expense	$	10,316	$	2,441	$	3,089	$	15,846
Unrecognized share-based compensation expense		2,472		574		–		3,046
Intrinsic value	$	12,788	$	3,015	$	3,089	$	18,892
Weighted-average remaining contractual term (years)		0.6		0.7		–		

(1)   Includes estimated performance multipliers.

Equity-settled LTI Plans

For the three months ended March 31, 2015 the Company recorded non-cash share-based compensation expense of $5.0 million (2014 – $3.0 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At March 31, 2015 ($ thousands, except for years)	PSU[1]		RSU		Total
Cumulative recognized share-based compensation expense	$	3,820	$	10,109	$	13,929
Unrecognized share-based compensation expense		20,204		18,342		38,546
Fair value	$	24,024	$	28,451	$	52,475
Weighted-average remaining contractual term (years)		2.5		1.8		

(1)   Includes estimated performance multipliers.

(ii) Stock Option Plan

The Company did not grant any stock options for the three months ended March 31, 2015. The following table summarizes the stock option plan activity for the period ended March 31, 2015:

Period ended March 31, 2015	Number of Options (thousands)		Weighted Average Exercise Price
Options outstanding, beginning of year	10,368	$	18.65
Granted	–		–
Exercised	(189)		13.71
Forfeited	(388)		19.98
Options outstanding, end of period	9,791	$	18.70
Options exercisable, end of period	7,764	$	19.95

At March 31, 2015, 7,764,000 options were exercisable at a weighted average reduced exercise price of $19.95 with a weighted average remaining contractual term of 3.9 years, giving an aggregate intrinsic value of nil (2014 – $20.3 million). The intrinsic value of options exercised for the period ended March 31, 2015 was $0.1 million (2014 – $2.9 million).

At March 31, 2015 the total share-based compensation expense related to non-vested options not yet recognized was $0.6 million. The expense is expected to be recognized in net income over a weighted-average period of 0.9 years.

d) Paid-in Capital

The following table summarizes the paid-in capital activity for the three months ended March 31, 2015 and the year ended December 31, 2014:

($ thousands)	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of year	$ 46,906	$ 38,398
Share-based compensation – settled	(3,095)	–
Stock Option Plan – exercised	(227)	(4,978)
Share-based compensation – non-cash	4,970	13,486
Balance, end of period	$ 48,554	$ 46,906

e) Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	Three months ended March 31 2015	2014
Net income/(loss)	$ (293,206)	$ 40,037
Weighted average shares outstanding – Basic	205,845	203,178
Dilutive impact of share-based compensation[1]	–	2,700
Weighted average shares outstanding – Diluted	205,845	205,878
Net income/(loss) per share		
Basic	$ (1.42)	$ 0.20
Diluted[1]	(1.42)	0.19

(1) For the three months ended March 31, 2015 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At March 31, 2015, the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At March 31, 2015 senior notes included in long-term debt had a carrying value of $1,170.4 million and a fair value of $1,276.2 million (December 31, 2014 – $1,038.0 million and $1,150.0 million, respectively).

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three months ended March 31, 2015 and 2014:

Gain/(Loss) ($ thousands)	March 31, 2015	March 31, 2014	Income Statement Presentation
Cross Currency Interest Rate Swap:			
Interest	$ –	$ (267)	Interest expense
Foreign Exchange	–	1,245	Foreign exchange
Foreign Exchange Derivatives	(51,762)	8,323	Foreign exchange
Electricity Swaps	(927)	(46)	Operating expense
Equity Swaps	1,599	1,222	General and administrative expense
Commodity Derivative Instruments:			
Oil	(35,959)	(9,393)	Commodity derivative
Gas	(450)	(7,893)	instruments
Total	$ (87,499)	$ (6,809)	

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

		Three months ended March 31		
($ thousands)		2015		2014
Change in fair value gain/(loss)	$	(36,409)	$	(17,286)
Net realized cash gain/(loss)		86,807		(15,311)
Commodity derivative instruments gain/(loss)	$	50,398	$	(32,597)

The following table summarizes the fair values at the respective period ends:

	March 31, 2015				December 31, 2014							
	Assets		Liabilities		Assets				Liabilities			
($ thousands)	Current		Current		Current		Long-term		Current		Long-term	
Foreign Exchange Derivatives	$	2,700	$	32,615	$	1,616	$	28,665	$	8,434	$	–
Electricity Swaps		–		2,295		–		–		1,368		–
Equity Swaps		–		1,821		–		–		1,024		2,396
Commodity Derivative Instruments:												
Oil		131,228		–		167,187		–		–		–
Gas		48,785		–		46,903		2,332		–		–
Total	$	182,713	$	36,731	$	215,706	$	30,997	$	10,826	$	2,396

c) Risk Management

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize Enerplus' price risk management positions at May 5, 2015:

Crude Oil Instruments:

Instrument Type[1]	bbls/day	US$/bbl
April 1, 2015 – April 30, 2015		
WTI Swap	17,500	88.85
WCS Differential Swap	4,000	(18.24)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
May 1, 2015 – May 31, 2015		
WTI Swap	17,500	89.18
WCS Differential Swap	4,000	(18.24)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
Jun 1, 2015 – Jun 30, 2015		
WTI Swap	15,500	93.58
WCS Differential Swap	4,000	(18.24)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
Jul 1, 2015 – Dec 31, 2015		
WTI Swap	8,000	93.86
WCS Differential Swap	3,000	(17.85)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
Jan 1, 2016 – Dec 31, 2016		
WTI Swap	2,000	65.50
WTI Purchased Put	6,000	65.00
WTI Sold Put	6,000	50.00
WTI Sold Call	6,000	80.00

(1)   Transactions with a common term have been aggregated and presented at weighted average price/bbl.

Natural Gas Instruments:

Instrument Type	MMcf/day	US$/Mcf
Apr 1, 2015 – Jun 30, 2015		
NYMEX Swap	110.0	3.98
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Jul 1, 2015 – Sep 30, 2015		
NYMEX Swap	135.0	3.83
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Oct 1, 2015 – Oct 31, 2015		
NYMEX Swap	115.0	3.85
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Nov 1, 2015 – Dec 31, 2015		
NYMEX Swap	95.0	4.04
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh
Apr 1, 2015 – Dec 31, 2015 AESO Power Swap	16.0	48.30
Jan 1, 2016 – Dec 31, 2016 AESO Power Swap	12.0	47.00

(1) Alberta Electrical System Operator ("AESO") fixed pricing.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages currency risk relating to its senior notes through the derivative instruments detailed below.

Foreign Exchange Derivatives:

During 2014, Enerplus entered into foreign exchange collars to hedge a portion of its foreign exchange exposure on U.S. dollar denominated oil and gas sales. The following contracts are outstanding at May 5, 2015:

Instrument Type[1]	Monthly Notional Amount (US$ millions)	Floor	Ceiling	Conditional Ceiling[2]
Apr 1, 2015 – Dec 31, 2015	24.0	1.1088	1.1845	1.1263

(1) Transactions with a common term have been aggregated and presented at average USD/CDN foreign exchange rates.
(2) If the USD/CDN average monthly rate settles above the ceiling rate the settlement amount is determined based on the conditional ceiling.

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US$/CDN$ exchange rate of 1.02. The remaining $10.8 million notional amount under the swap matures in October 2015 in conjunction with the final principal repayment on the US$54.0 million senior notes.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. During the quarter, Enerplus unwound these swaps and recognized a gain of $39.9 million and an offsetting non-cash loss of $27.6 million which have been included in foreign exchange gain/loss on the Consolidated Statements of Income/(Loss).

Interest Rate Risk:

At March 31, 2015, approximately 90% of Enerplus' debt was based on fixed interest rates and 10% was based on floating interest rates. At March 31, 2015 Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2015 and 2017 and has effectively fixed the future settlement cost on 630,000 shares at a weighted average price of $15.82 per share.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2015 approximately 73% of Enerplus' marketing receivables were with companies considered investment grade.

At March 31, 2015 approximately $7.4 million or 5% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at March 31, 2015 was $2.8 million (December 31, 2014 – $2.7 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

At March 31, 2015, Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

($ thousands)	Three months ended, March 31, 2015		Three months ended March 31, 2014	
Accounts receivable	$	47,966	$	(37,424)
Other current assets		(4,798)		923
Accounts payable		(17,346)		(39,309)
	$	25,822	$	(75,810)

b) Supplementary Cash Flow Information

($ thousands)	Three months ended, March 31, 2015		Three months ended, March 31, 2014	
Income taxes paid/(received)	$	(19,344)	$	(134)
Interest paid	$	6,482	$	2,383

18) SUBSEQUENT EVENT

Subsequent to March 31, 2015 Enerplus closed non-core asset dispositions for proceeds of $185.8 million, after closing adjustments.